Exhibit 12

Pall Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Fiscal Year Ended
	July 31, 2011	July 31, 2010	July 31, 2009	July 31, 2008	July 31, 2007
Determination of Earnings:
Earnings before income taxes	$419,522	$327,721	$270,786	$325,555	$260,529
Fixed charges	37,746	31,335	47,887	61,210	65,392
Amortization of capitalized interest	167	218	246	342	476
Capitalized interest	(404)	(225)	(489)	-	-
Total earnings as defined	$457,031	$359,049	$318,430	$387,107	$326,397

Determination of Fixed Charges:
Interest Expense (*)	$26,055	$19,910	$36,864	$50,937	$56,837
Rents (**)	11,287	11,200	10,534	10,273	8,555
Capitalized interest	404	225	489	-	-
Total fixed charges	$37,746	$31,335	$47,887	$61,210	$65,392

Computation of Ratio of Earnings to
Fixed Charges	12.1	11.5	6.6	6.3	5.0

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.
(**)	Rents included in the computation consist of one-third of rental expense.